LISTED FUNDS TRUST
615 East Michigan Street | Milwaukee, Wisconsin 53202

February 28, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File Nos.: 333-215588 and 811-23226
Roundhill Video Games ETF (S000065293)
Roundhill Sports Betting & iGaming ETF (S000068603)
Roundhill Magnificent Seven ETF (S000079576)
(the “Funds”)

Ladies and Gentlemen:

Pursuant to Rule 485(a) of the Securities Act of 1933 (the “1933 Act”), the Investment Company Act of 1940, and the regulations thereunder, transmitted herewith on behalf of the Trust and the Fund is Post-Effective Amendment No. 315 and Amendment No. 317 to the Trust’s Registration Statement on Form N-1A (the “Amendment”). The primary purpose of this filing is to (1) revise the principal investment strategies of the Roundhill Video Games ETF to reflect a change to the Fund’s underlying index, (2) revise the principal investment strategies of the Roundhill Sports Betting & iGaming ETF to reflect a change to the Fund’s underlying index, and (3) revise the principal investment strategies of the Roundhill Magnificent Seven ETF. The Trust anticipates filing a subsequent amendment to its Registration Statement on Form N-1A pursuant to Rule 485(b) of the 1933 Act in April 2024 to incorporate any additional changes in response to comments from the staff of the Commission, to incorporate updated financial statements, and make other non-material changes to update performance and other information about the Funds.

If you have any questions or require further information, please contact Rachel Spearo at (414) 516-1692 or Rachel.Spearo@usbank.com.

Sincerely,

/s/ Rachel Spearo
Rachel Spearo
Secretary